Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 25, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

                This Report on Form 6-K contains a press release issued by Vodafone Group Plc on March 25 2003, entitled “Outcome of Vodafone’s Offer for Europolitan.  Vodafone Increases Shareholding to 99.1%”.

25 March 2003

OUTCOME OF VODAFONE’S OFFER FOR EUROPOLITAN

VODAFONE INCREASES SHAREHOLDING TO 99.1%

Vodafone Group Plc (‘Vodafone’) today announces the outcome of its recommended public offer for the outstanding shares in Europolitan Vodafone AB (publ) (‘Europolitan’) that it did not already own (the ‘Offer’).  The acceptance period for the Offer ended on 21 March 2003.

•                  Vodafone now owns a total of 406,528,886 Europolitan shares, representing approximately 99.1% of Europolitan’s share and voting capital on an undiluted basis.

•                  On 13 January 2003, the day on which Vodafone announced that it was in discussions with the Board of Europolitan regarding a possible offer, Vodafone owned 306,167,966 Europolitan shares, representing approximately 74.6% of Europolitan’s share and voting capital on an undiluted basis.

•                  Vodafone acquired 29,628,764 Europolitan shares in the Offer, representing approximately 7.2% of Europolitan’s share and voting capital on an undiluted basis, for a total consideration of approximately SEK 1,393 million.

•                  Vodafone has purchased 70,732,156 Europolitan shares in the market since 5 February 2003. The market purchases, which represent approximately 17.3% of Europolitan’s share and voting capital on an undiluted basis, were effected at a price of SEK 47.00 per Europolitan share, for a total consideration of approximately SEK 3,324 million.

As previously announced, Vodafone now intends to implement compulsory acquisition procedures to acquire 100% of the shares in Europolitan.  The Board of Europolitan has applied for the de-listing of Europolitan shares from the O-list, Attract 40, of the Stockholm Exchange (Stockholmsbörsen).  The last trading day for Europolitan shares will be 28 March 2003.

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Goldman Sachs International

Simon Dingemans

Tel:  +44 (0) 20 7774 1000

Enskilda Securities

Martin Brandt

Tel:  +46 (8) 52 22 95 00

Tavistock Communications

John West/Justin Griffiths

Tel:  +44 (0) 20 7600 2288

This announcement has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Goldman Sachs International.

- ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 25 , 2003	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary